  Exhibit 99.4.1

NEXTSOURCE MATERIALS INC.

LONG-TERM INCENTIVE PLAN

Approved by the Board of Directors on

November 18, 2020

NEXTSOURCE MATERIALS INC.

LONG-TERM INCENTIVE PLAN

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Article 10 − MISCELLANEOUS		24
Section 10.1	Use of an Administrative Agent and Trustee.	24
Section 10.2	Tax Withholding.	24
Section 10.3	Reorganization of the Company.	24
Section 10.4	Personal Information	25
Section 10.5	Governing Laws.	25
Section 10.6	Severability.	25
Section 10.7	Effective Date of the Plan.	25

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NEXTSOURCE MATERIALS INC.

LONG-TERM INCENTIVE PLAN

NextSource Materials Inc. (the “Company”) hereby establishes this Omnibus Long-Term Incentive Plan for Eligible Participants and for the purposes set out herein.

ARTICLE 1 − DEFINITIONS

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Account” means an account maintained for each Participant on the books of the Company which will be credited with Awards, including any Dividend Equivalents, in accordance with the terms of this Plan;

“Affiliate” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Awards” means an Option, a SAR, a RSU, a DSU or a Retention Award granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons designated by the Company;

“Board” has the meaning ascribed thereto in Section 2.1(1) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 10.2, on the RSU Settlement Date;

“Cause” has the meaning ascribed thereto in Section 8.2(1) hereof;

“Change in Control” means an event whereby (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Company to which is attached the right to elect the majority of the directors of the Company; (iii) the Company undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Board adopts a resolution to the effect that a Change in Control as defined herein has occurred or is imminent.

“Committee” has the meaning ascribed thereto in Section 2.1(1) hereof;

“Consultant” means a person, other than an officer, director, senior executive, or employee of the Company or a Subsidiary, that provides ongoing services to the Company, and includes for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, or a partnership of which the individual Consultant is an employee or partner;

“Consulting Agreement” means, with respect to any Participant, any written consulting agreement between the Company or an affiliate and such Participant;

“Dividend Equivalent” means a bookkeeping entry equivalent in value to a dividend paid on a Share credited to a Participant’s Account in accordance with Section 4.5 hereof;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited by the Company to a Participant’s Account in accordance with Article 4 hereof, subject to the provisions of this Plan;

“DSU Agreement” means a written letter agreement between the Company and a Participant evidencing the grant of DSUs and the terms and conditions thereof;

“Eligibility Date” has the meaning ascribed thereto in Section 8.2(3) hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Company or an affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a SAR Agreement, a DSU Agreement, a RSU Agreement, a Retention Award Agreement, an Employment Agreement, or a Consulting Agreement;

“Insider” has the meaning given to the term in Part I of the TSX Company Manual, as same may be amended, supplemented or replaced from time to time;

“Market Value” means at any date when the Market Value of Shares of the Company is to be determined, and (i) if the Shares of the Company are listed on the TSX, the “market price” as defined in Part I of the TSX Company Manual, as same may be amended, supplemented or replaced from time to time; or (ii) if the Shares of the Company are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“Notice of Redemption” means the written notice by a Participant, or the administrator or liquidator of the estate of the Participant, to the Company of the Participant’s wish to redeem his or her DSUs for cash or Shares;

“Option” means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, subject to the provisions of this Plan;

“Option Agreement” means a written letter agreement between the Company and a Participant evidencing the grant of Options and the terms and conditions thereof;

“Option Price” has the meaning ascribed thereto in Section 3.2 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4(1) hereof;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained for each Participant’s participation in DSUs and/or RSUs under the Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Company and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 5.4(1) hereof;

“Retention Award” means any payment to a Participant that is not payable periodically for services provided by the Participant, as determined by the Board from time to time, as provided in Article 7 hereof.

“Retention Award Agreement” means a written letter agreement between the Company and a Participant evidencing the grant of Retention Awards and the terms and conditions thereof;

“Retention Payment” means the retention payment specified in the Retention Agreement, Employment Agreement, or Consulting Agreement;

“RSU” means a right awarded by the Company to a Participant to receive a payment in the form of Shares as provided in Article 5 hereof, subject to the provisions of this Plan;

“RSU Agreement” means a written letter agreement between the Company and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning determined in Section 5.6(1)(a);

“RSU Settlement Notice” means a notice by a Participant to the Company electing the desired form of settlement of vested RSUs.

“RSU Vesting Determination Date” has the meaning described thereto in Section 5.5 hereof;

“SAR” means a right granted to a Participant as provided in Article 6 hereof to receive, upon exercise by the Participant, the excess of (i) the Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Board in its sole discretion, which, except in the case of Substitute Awards, shall not be less than the Market Value of one Share on such date of grant of the right or the related Option, as the case may be, subject to the provisions of this Plan;

“SAR Agreement” means a written letter agreement between the Company and a Participant evidencing the grant of SARs and the terms and conditions thereof;

“SAR Price” has the meaning ascribed thereto in Section 6.2 hereof;

“SAR Term” has the meaning ascribed thereto in Section 6.4(1) hereof;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or Consultants of the Company or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or Consultant which is financially assisted by the Company or a Subsidiary by way of a loan, guarantee or otherwise;

“Shares” means the common shares in the share capital of the Company;

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

“Successor Company” has the meaning ascribed thereto in Section 9.1(3) hereof;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be an employee of the Company or a Subsidiary and (ii) in the event of the termination of the Participant’s employment by the Company or a Subsidiary, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be;

“TSX” means the Toronto Stock Exchange; and

“Vested Awards” has the meaning described thereto in Section 8.2(2) hereof.

ARTICLE 2 − PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

(1)
The purpose of the Plan is to permit the Company to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)
to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;

(b)
to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)
to reward the Participants for their performance of services while working for the Company or a Subsidiary; and

(d)
to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment.

Section 2.2 Implementation and Administration of the Plan.

(1)
The Plan shall be administered and interpreted by the Board of Directors of the Company (the “Board”) or, if the Board by resolution so decides, by a committee appointed by the Board (the “Committee”) and consisting of not less than three (3) members of the Board. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee.

(2)
The Board or, for greater certainty, the Committee, may, from time to time, as it may deem expedient, adopt, amend and rescind rules, regulations and policies for carrying out the provisions and purposes of the Plan, subject to any applicable rules of the TSX. Subject to the provisions of the Plan, the Board or, for greater certainty, the Committee, is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board or, for greater certainty, the Committee, shall be final and binding on all Eligible Participants.

(3)
No member of the Board or, for greater certainty, the Committee, shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

(4)
Any determination approved by a majority of the Board or, for greater certainty, the Committee, shall be deemed to be a determination of that matter by the Board or, for greater certainty, the Committee.

(5)
Subject to the terms of this Plan and applicable law, the Board or, for greater certainty, the Committee, may delegate to one or more officers of the Company, or to a committee of such officers, the authority, subject to such terms and limitations as the Board or the Committee may determine, to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend or terminate Awards.

(6)
The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater clarity, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.3 Eligible Participants.

(1)
The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the directors, officers, senior executives and other employees of the Company or a Subsidiary, Consultants and service providers providing ongoing services to the Company and its Affiliates. In determining Awards to be granted under the Plan, the Board shall give due consideration to the value of each Eligible Participant’s present and potential future contribution to the Company’s success. For greater certainty, a Person whose employment with the Company or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, the Company or such Subsidiary, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Company or the Subsidiary, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant’s employment initiated by the Company.

(2)
Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Company.

(3)
Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Company to the Participant.

Section 2.4 Shares Subject to the Plan.

(1)
Subject to adjustment pursuant to provisions of Article 9 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan shall not exceed a number of Shares equal to ten percent (10%) of the total issued and outstanding Shares of the Company at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the shareholders of the Company from time to time. Any increase in the issued and outstanding Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Shares that may be granted and issued pursuant to Awards under the Plan and any Awards granted will, upon exercise, make new grants and issuances available under the Plan.

(2)
Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or delivered prior to the termination of such Award due to the expiration, termination or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan.

(3)
All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.5 Granting of Awards.

(1)
Any Award granted under the Plan shall be subject to the requirement that if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

(2)
Any Award granted under the Plan shall be subject to the requirement that the Company has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

ARTICLE 3 − OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, subject to the provisions of this Plan. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2 Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the TSX.

Section 3.3 Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4 Option Term.

(1)
The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in this Plan, or in the Option Agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.

(2)
Should the expiration date for an Option fall within a Black-Out Period or within ten (10) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 9.2 hereof, the ten (10) Business Day-period referred to in this Section 3.4 may not be extended by the Board.

Section 3.5 Exercise of Options.

(1)
Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant at any time prior to the expiry of the Option Term, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)
Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1)
Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its registered office to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, cheque or bank draft of the purchase price for the number of Shares specified therein.

(2)
Upon the exercise of an Option, the Company shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(a)
deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)
in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

(3)
With the consent of the Board, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under this Plan as provided above, elect to surrender such Option, in whole or in part and, in lieu of receiving the Shares to which the exercised Option relates, receive, as consideration for the surrender of such Option, the number of Shares, disregarding fractions, which, when multiplied by the Market Value of the Shares to which the exercised Option relates, have a value equal to the product of the number of Shares to which the exercised Option relates multiplied by the difference between the Market Value of such Shares and the Option Price of such Option. The Company makes no representation to any Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) that it will waive or renounce its right to claim a deduction in respect of such payment.

Section 3.7 Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement or Consulting Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 3 and Article 8 hereof be included therein. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

ARTICLE 4 − DEFERRED SHARE UNITS

Section 4.1 Nature of DSUs.

A DSU is an Award of phantom share units to an Eligible Participant, subject to restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 4.2 Election to Participate.

Each Eligible Participant may elect, once each calendar year, to be paid a percentage of his or her annual retainer in the form of DSUs, with the balance being paid in cash. In the case of an existing Eligible Participant, the election must be completed, signed and delivered to the Company by the end of the fiscal year preceding the fiscal year to which such election is to apply. In the case of a new Eligible Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than thirty (30) days, after the Eligible Participant’s appointment, with such election to be effective on the first day of the fiscal quarter of the Company next following the date of the Company’s receipt of the election until the final day of the fiscal year of appointment. For the first year of the Plan, Eligible Participants must make such election as soon as possible, and, in any event, no later than thirty (30) days, after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Company next following the date of the Company’s receipt of the election until the final day of such fiscal year. If no election is made in respect of a particular fiscal year, the new or existing Eligible Participant will receive the annual retainer in cash.

Section 4.3 DSU Awards.

The number of DSUs that an Eligible Participant is entitled to receive in a fiscal year is based upon the percentage that the Eligible Participant has elected to receive in DSUs multiplied by the Participant’s annual retainer divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 4.4 Redemption of DSUs.

(1)
Each Participant shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the Termination Date and ending on the 90th day following the Termination Date by providing a written Notice of Redemption to the Company. In the event of death of a Participant, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Participant. The Notice of Redemption must specify an election to receive:

(a)
a cash payment equal to the number of DSUs credited to the Participant’s Account as of the Termination Date multiplied by the Market Value on the Termination Date, net of any applicable withholding taxes; or

(b)
in the case of settlement of DSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares (or in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant shall then be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company maintained by the transfer agent and registrar of the Shares); or

(c)
a percentage of the DSUs paid out in cash and the remaining percentage of the DSUs paid out as Shares.

In the event a Notice of Redemption is not provided by a Participant, such Participant will be deemed to have elected to receive Shares as provided for in Section 4.4(1)(b). Notwithstanding an election by a Participant to receive a cash payment in accordance with Section 4.4(1)(a) or (c), the Company may, in its sole discretion, elect to settle amounts owing to a Participant pursuant to DSUs by the issuance of Shares only.

(2)
Where Shares are to be issued to a Participant, the Company will be required to (within ten (10) business days) issue the Shares. The number of Shares will be computed by taking the number of DSUs that the Participant elected to receive in Shares, net of the number of DSUs that would equal to any applicable withholding taxes.

(3)
The Company will make all of the payments described in this Article 4 (referred to hereinafter as the “Final Payment”) to the Participant, within 120 days of the Termination Date. Upon making such payment to the Participant, the DSUs upon which such payment was based shall be cancelled and no further payments shall be made from the Plan in relation to such DSUs.

Section 4.5 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of DSUs in a Participant’s Account on the same basis as dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. These Dividend Equivalents will, if awarded, be credited to the Participant’s Account as additional DSUs (or fractions thereof), with the number of additional DSUs based on (a) the actual amount of dividends that would have been paid if the Participant had held Shares under the Plan on the applicable record date divided by (b) the Market Value per Share on the date on which the dividends on Shares are payable. For greater certainty, no DSUs representing Dividend Equivalents will be credited to a Participant’s Account in relation to DSUs that have been previously cancelled or paid out of the Plan and all additional DSUs credited as a result of a Dividend Equivalent will be credited at the same time as any applicable Final Payment.

Section 4.6 Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of DSUs under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

Section 4.7 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement or included in an Employment Agreement or Consulting Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 8 hereof be included therein. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

ARTICLE 5 − RESTRICTED SHARE UNITS

Section 5.1 Nature of RSUs.

A RSU is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, or receive or receive a Cash Equivalent, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 5.2 RSU Awards.

(1)
Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)
The RSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor provision thereto.

(3)
Subject to the vesting and other conditions and provisions herein set forth and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant, at his or her election, to receive one Share issued from treasury or the Cash Equivalent at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the RSU Settlement Date.

Section 5.3 Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2020 shall end no later than December 31, 2023. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Article 5, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 5.5) and, in any event, no later than the last day of the Restriction Period.

Section 5.4 Performance Criteria and Performance Period.

(1)
For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the RSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the financial year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on August 5, 2020, the Performance Period will start on July 1, 2020 and will end on June 30, 2022.

(2)
For each award of RSUs, the Board shall establish any Performance Criteria and other vesting conditions which must be met during the Performance Period in order for a Participant to be entitled to receive Shares in exchange for his or her RSUs.

Section 5.5 RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period.

Section 5.6 Settlement of RSUs.

(1)
Except as otherwise provided in the RSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of an RSU are satisfied:

(a)
all of the vested RSUs covered by a particular grant may, subject to Section 5.6(4), be settled at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the date that is ten (10) years from their RSU Vesting Determination Date (the “RSU Settlement Date”);

(b)
a Participant is entitled to deliver to the Company, on or before the RSU Settlement Date, an RSU Settlement Notice in respect of any or all vested RSUs held by such Participant; and

(c)
with the consent of the Board in the RSU Settlement Notice, the Participant may elect, in such Participant’s sole discretion, including with respect to any fractional RSUs, to settle vested RSUs for their Cash Equivalent, Shares issued from treasury, or a combination thereof.

(2)
Subject to Section 5.6(4), settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in the RSU Settlement Notice through:

(a)
in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(b)
in the case of settlement of RSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares (or in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant shall then be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company maintained by the transfer agent and registrar of the Shares); or

(c)
in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)
If an RSU Settlement Notice is not received by the Company on or before the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5.7(2). Notwithstanding an election by a Participant to receive a cash payment in accordance with Section 5.4(1)(a) or (c), the Company may, in its sole discretion, elect to settle amounts owing to a Participant pursuant to RSUs by the issuance of Shares only.

(4)
Notwithstanding any other provision of this Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Company and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Section 5.7 Determination of Amounts.

(1)
Cash Equivalent of RSUs. For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and shall equal the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account which the Participant desires to settle in cash pursuant to the RSU Settlement Notice, less any amount withheld on account of taxes in accordance with Section 11.2.

(2)
Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of RSUs pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and be the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account which the Participant desires to settle pursuant to the RSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Company and the entitlement of the Participant under this Plan shall be satisfied in full by such issuance of Shares.

Section 5.8 RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement or Consulting Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 5 and Article 8 hereof be included therein. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

Section 5.9 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of RSUs in a Participant’s Account on the same basis as dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. These Dividend Equivalents will, if awarded, be credited to the Participant’s Account as additional RSUs (or fractions thereof), with the number of additional RSUs based on (a) the actual amount of dividends that would have been paid if the Participant had held Shares under the Plan on the applicable record date divided by (b) the Market Value per Share on the date on which the dividends on Shares are payable. For greater certainty, no RSUs representing Dividend Equivalents will be credited to a Participant’s Account in relation to RSUs that have been previously cancelled or paid out of the Plan and all additional RSUs credited as a result of a Dividend Equivalent will be credited at the same time as any applicable Final Payment. In the event that the Participant’s applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Company’s account.

ARTICLE 6 − SHARE APPRECIATION RIGHTS

Section 6.1 Nature of SARs.

A SAR is an Award entitling the recipient to receive Shares having a value equal to the excess of the Market Value of one Share on the date of exercise over the grant price of the right on the date of grant, multiplied by the number of Shares with respect to which the SAR shall have been exercised. The grant price of shall not be less than the Market Value of one Share on such date of grant of the right.

Section 6.2 SAR Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive SAR Awards under the Plan, (ii) fix the number of SAR Awards to be granted to each Eligible Participant and the date or dates on which such SAR Awards shall be granted, and (iii) determine the price per Share to be payable upon the vesting of each such SAR (the “SAR Price”) and the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the SAR Term, the whole subject to the terms and conditions prescribed in this Plan and in any SAR Agreement.

Section 6.3 SAR Price.

The SAR Price for the Shares that are the subject of any SAR shall be fixed by the Board when such SAR is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 6.4 SAR Term.

(1)
The Board shall determine, at the time of granting the particular SAR, the period during which the SAR is exercisable, which shall not be more than ten (10) years from the date the SAR is granted (“SAR Term”) and the vesting schedule of such SAR, which will be detailed in the respective SAR Agreement. Unless otherwise determined by the Board, all unexercised SARs shall be cancelled at the expiry of such SAR.

(2)
Should the expiration date for a SAR fall within a Black-Out Period or within ten (10) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such SAR for all purposes under the Plan. Notwithstanding Section 9.2 hereof, the ten (10) Business Day-period referred to in this Section 6.4 may not be extended by the Board.

Section 6.5 Exercise of SARs.

Prior to its expiration or earlier termination in accordance with the Plan, each SAR shall be exercisable as to all or such part or parts of the granted Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular SAR, may determine in its sole discretion. For greater certainty, no SAR shall be exercised by a Participant during a Black-Out Period.

Section 6.6 Method of Exercise and Payment of Purchase Price.

(1)
Subject to the provisions of the Plan, a SAR granted under the Plan shall be exercisable (from time to time as provided in Section 6.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its registered office to the attention of the Corporate Secretary of the Company (or to the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, no less than three (3) business days in advance of the effective date of the proposed exercise, which notice shall specify the number of Shares with respect to which the SAR is being exercised and the effective date of the proposed exercise.

(2)
The exercise of a SAR with respect to any number of Shares shall entitle the Participant to Shares equal to the excess of the Market Value of a Share on the effective date of such exercise over the per share SAR Price.

(3)
Upon the exercise, the Company shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(4)
deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(5)
in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

Section 6.7 SAR Agreements.

SARs shall be evidenced by a SAR Agreement or included in an Employment Agreement or Consulting Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 6 and Article 8 hereof be included therein. The SAR Agreement shall contain such terms that may be considered necessary in order that the SAR will comply with any provisions respecting stock appreciation rights in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

ARTICLE 7 − RETENTION AWARDS

Section 7.1 Nature of Retention Awards.

Retention Awards are any payment to an Eligible Participant that is not payable periodically for services provided by the Eligible Participant, as determined by the Board from time to time.

Section 7.2 Retention Awards.

(1)
Subject to the provisions herein set forth, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Retention Awards under the Plan, (ii) fix the number of Retention Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Retention Awards shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) of such Retention Awards, the whole subject to the terms and conditions prescribed in this Plan and in any Retention Award Agreement, Employment Agreement or Consulting Agreement.

(2)
Subject to the vesting and other conditions and provisions herein set forth and in the Retention Award Agreement, Employment Agreement or Consulting Agreement, each Retention Award awarded to a Participant shall entitle the Participant to receive, on the vesting date of the Retention Award, such number of Shares, disregarding fractions, which, when multiplied by the Market Value of the Shares on the vesting date of the Retention Award, to which the Retention Awards relate, have a value equal to the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

Section 7.3 Payment to Participant.

In the event that the vesting conditions of a Retention Award are satisfied, the Company shall, as soon as possible after the date of vesting of the Retention Awards cause the transfer agent and registrar of the Shares to either:

(1)
deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(2)
in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.

Section 7.4 Retention Award Agreements.

Retention Awards shall be evidenced by a Retention Award Agreement or included in an Employment Agreement or Consulting Agreement, in such form not inconsistent with the Plan, as the Board may from time to time determine, provided that the substance of Article 7 and Article 8 hereof be included therein. The Retention Award Agreement shall contain such terms that may be considered necessary in order that the Retention Award will comply with any provisions respecting such awards in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

ARTICLE 8 − GENERAL CONDITIONS

Section 8.1 General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)
Employment - The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)
Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant). Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

(3)
Conformity to Plan – In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)
Transferrable Awards – Awards granted under this Plan shall be transferrable or assignable only to a “permitted assign” and shall be exercisable only by the Participant or his or her permitted assign. For the purposes hereof, “permitted assign” means for such Participant:

(a)
a trustee, custodian or administrator acting on behalf, or for the benefit, of the Participant;

(b)
a holding entity of the Participant; or

(c)
a registered retirement savings plan (“RRSP”) or registered retirement income fund (“RRIF”) of the Participant, as such terms are defined in the Tax Act;

Section 8.2 General Conditions applicable to Options, SARs and Retention Awards.

Each Option, SAR or Retention Award, as applicable, shall be subject to the following conditions:

(1)
Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “Cause”, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, when granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Company that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the any code of conduct of the Company (or equivalent policy) and any reason determined by the Company to be cause for termination.

(2)
Death. If a Participant dies while in his or her capacity as an Eligible Participant, any vested Option, SAR or Retention Award or the unexercised portion thereof, granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options, SARs or Retention Awards (the “Vested Awards”) hereof on the date of such Participant’s death. Such Vested Award shall only be exercisable within one (1) year after the Participant’s death or prior to the expiration of the original term of the Options, SARs or Retention Awards, as applicable, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, other than such Vested Awards on the date of such Participant’s death, will be cancelled on the date of such Participant’s death.

(3)
Disability. Upon a Participant ceasing to be an Eligible Participant by reason of injury or disability or upon a Participant becoming eligible to receive long-term disability benefits, any Option, SAR or Retention Award or the unexercised portion thereof, granted to such Participant may be exercised by such Participant or his/her representative as the rights to exercise accrue. Such Option, SAR or Retention Award shall only be exercisable (i) within three (3) years after such cessation or (ii) the effective date on which the Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits) (the “Eligibility Date”)) or (iii) prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, on the date that is three (3) years after such cessation, will be cancelled on such date.

(4)
Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, death or disability) the right to exercise an Option, SAR or Retention Award shall be limited to and shall expire on the earlier of one year after the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, to the extent such Award was exercisable by the Participant on the Termination Date.

Section 8.3 General Conditions applicable to RSUs.

Each RSU shall be subject to the following conditions:

(1)
Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “Cause” or the Participant’s resignation from employment with the Company or a Subsidiary, the Participant’s participation in the Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date.

(2)
Cessation of Employment. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant’s (i) retirement, (ii) employment with the Company or a Subsidiary being terminated by the Company or a Subsidiary for reasons other than for “cause”, (iii) employment with the Company or a Subsidiary being terminated by reason of injury or disability or (iv) becoming eligible to receive long-term disability benefits, the Participant’s participation in the Plan shall be terminated immediately (provided that, for the Participant becoming eligible to receive long-term disability benefits, such termination shall occur on the Eligibility Date), provided that all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

(3)
Retirement. In the case of a Participant’s retirement, this Section 8.3(3) shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the mining industry prior to the applicable RSU Vesting Determination Date. In such event, Section 8.3(2) shall apply to such Participant.

(a)
If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares that relate to such unvested RSUs shall be forfeited and cancelled.

(b)
If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Performance Period, if any, as of the date of the Participant’s retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Shares to the Participant as soon as practicable thereafter, but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from such Participant’s Account, and the Participant’s rights to all other Shares that relate to such Participant’s RSUs shall be forfeited and cancelled.

(4)
Death. Except as otherwise determined by the Board from time to time, at their sole discretion, upon the death of a Participant, the Participant’s participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board.

(a)
If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

(b)
If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board, the Board determines that the vesting conditions were met, the liquidator, executor or administrator, as the case may be, of the estate of the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Performance Period, if any, as of the date of death of the Participant and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board) and the Company shall distribute such number of Shares to the liquidator, executor or administrator, as the case may be, of the estate of the Participant as soon as practicable thereafter but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from such deceased Participant’s Account, and the Participant’s right to all other Shares that relate to such deceased Participant’s RSUs shall be forfeited and cancelled.

(5)
Leave of Absence. Except as otherwise determined by the Board from time to time, at their sole discretion, upon a Participant electing a voluntary leave of absence, the Participant’s participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

(a)
If, on the applicable RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

(b)
If, on the applicable RSU Vesting Determination Date, the Board determines that the vesting conditions were met, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the relevant Performance Period, if any, as of the date the Participant elects for a voluntary leave of absence and the denominator of which shall be equal to the total number of months included in the relevant Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the Participant as soon as practicable thereafter but no later than the end of the applicable Restriction Period, the Company shall debit the corresponding number of RSUs from such Participant’s Account, and the Participant’s right to all other Shares that relate to such Participant’s RSUs shall be forfeited and cancelled.

(c)
Subject to applicable laws, the Board may decide, at their sole discretion that Section 8.3(5) should not apply to voluntary leaves granted to a Participant by the Company for a period of twelve (12) months or less. In such event, all unvested RSUs in such Participant’s Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

(6)
General. For greater certainty, where (i) a Participant’s employment with the Company or a Subsidiary is terminated pursuant to Section 8.3(1), Section 8.3(2) or Section 8.3(4) hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 8.3(5) hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.

ARTICLE 9 − ADJUSTMENTS AND AMENDMENTS

Section 9.1 Adjustment to Shares Subject to Outstanding Awards.

(1)
In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Company shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)
In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Company shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)
If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 9.1(1) or Section 9.1(2) hereof or, subject to the provisions of Section 9.2(3) hereof, the Company shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Company”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Company or the Successor Company (as the case may be) or other consideration from the Company or the Successor Company (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 9.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)
If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Company shall make a distribution to all holders of Shares or other securities in the capital of the Company, or cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a Subsidiary or business unit of the Company or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit), or should the Company effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

Section 9.2 Amendment or Discontinuance of the Plan.

(1)
The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)
not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 9 hereof;

(b)
be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)
be subject to shareholder approval, where required by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: amendments of a “housekeeping” nature; a change to the vesting provisions of any Award; the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan reserve; and the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted.

(2)
Notwithstanding Section 9.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)
any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.4 and in the event of an adjustment pursuant to Article 9;

(b)
any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Article 9;

(c)
any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black- Out Period;

(d)
any amendment which would permit a change to the Eligible Participants;

(e)
any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than as allowed by Section 8.1(4);

(f)
any amendment to the amendment provisions of the Plan,

provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections (b) and (c) shall be excluded when obtaining such shareholder approval.

(3)
Notwithstanding anything contained to the contrary in the Plan, in a Grant Agreement contemplated herein, but subject to any specific provisions contained in any Employment Agreements or Consulting Agreements, in the event of a Change in Control, a reorganization of the Company, an amalgamation of the Company, an arrangement involving the Company, a take-over bid (as that term is defined in the Securities Act (Ontario)) for all of the Shares or the sale or disposition of all or substantially all of the property and assets of the Company, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

(4)
The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions, including the rules of the TSX, and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option or a SAR is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

(5)
The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Committee.

(6)
The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

ARTICLE 10 − MISCELLANEOUS

Section 10.1 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 10.2 Tax Withholding.

(1)
Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source and tax withholding deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 10.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)
Notwithstanding the first paragraph of this Section 10.2, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 10.3 Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 10.4 Personal Information

Each Participant shall provide the Company and the Board with all information they require in order to administer the Plan. The Company and the Board may from time to time transfer or provide access to such information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing such services to the Company. By participating in the Plan, each Participant acknowledges that information may be so provided and agrees to its provision on the terms set forth herein. Except as specifically contemplated in this Section 10.4, the Company and the Board shall not disclose the personal information of a Participant except: (i) in response to regulatory filings or other requirements for the information by a governmental authority with jurisdiction over the Company; (ii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction to compel production of the information; or (iii) as otherwise required by law. In addition, personal information of Participants may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company or its Affiliates including through an asset or share sale, or some other form of business combination, merger or joint venture, provided that such party is bound by appropriate agreements or obligations.

Section 10.5 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 10.6 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 10.7 Effective Date of the Plan.

The Plan was approved by the Board on November 18, 2020 and shall take effect on December 29, 2020, subject to the acceptance of the Plan by the shareholders of the Company, the TSX and any other applicable regulatory authorities.